FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 33-95280

Noranda and Falconbridge Agree to Terms of Amalgamation

JUNE 3, 2005 - 08:00:12 ET

TORONTO, ONTARIO--(CCNMatthews - June 3, 2005) - Noranda Inc. (“Noranda”) (TSX:NRD.LV)(NYSE:NRD) and Falconbridge Limited (“Falconbridge”) (TSX:FL) today announced that they have agreed to amalgamate and continue as one corporation to be named “Falconbridge Limited”.

Under the proposed amalgamation, each outstanding Falconbridge common share (other than shares held by Noranda) will be converted into 1.77 common shares of the new Falconbridge Limited and each outstanding Noranda common share will be converted into one common share of the new Falconbridge Limited. Each Noranda preferred share or junior preference share and Falconbridge preferred share will be converted into an equal number of preferred shares or junior preference shares of the new Falconbridge Limited having the same attributes as the shares held by them immediately prior to the amalgamation.

The combination will create one of North America’s largest base metals companies with combined assets of approximately US$12 billion at December 31, 2004 and combined revenues of approximately US$7 billion in 2004. Noranda and Falconbridge believe that this transaction also results in:

-	a widely-held company with increased shareholder liquidity;
-	a simplified corporate structure;
-	increased scale, reducing concentration risk of any one project or operation;
-	substantial leverage to strong market fundamentals for base metals;
-	enhanced financial flexibility and improved access to credit; and

-     greater financial and operational strength with the ability to compete globally in the copper and nickel businesses.

“We look forward to completing the amalgamation of the two companies,” said Derek Pannell, President and Chief Executive Officer of Noranda. “The combined company will remain focused on growing its nickel and copper businesses, two metals with excellent long-term market fundamentals.”

“With an attractive pipeline of projects, expanded operations and a simplified corporate structure, we believe that the combined company will be well positioned to benefit from current market conditions and the positive long-term outlook for the metals business,” said Aaron Regent, President and Chief Executive Officer of Falconbridge.

Upon completion of the amalgamation, Derek Pannell will become Chief Executive Officer of the new Falconbridge and Aaron Regent will become President.

In order to be completed, the amalgamation requires, among other things, approval by at least 66 2/3% of the votes cast by Noranda common and junior preference shareholders and by 66 2/3% of the votes cast by Falconbridge common shareholders at special meetings of those shareholders. These special meetings will each be held at the Design Exchange Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005 at the following times:

-	for holders of common shares of Falconbridge: 9:00 a.m. (Toronto time);
-	for holders of common shares of Noranda: 11:30 a.m. (Toronto time); and
-	for holders of junior preference shares of Noranda: 1:30 p.m. (Toronto time).

Noranda and Falconbridge will mail a joint management information circular shortly to their respective shareholders entitled to vote special meetings, which will provide details of the amalgamation and certain other matters. The amalgamation is anticipated to become effective shortly after the requisite shareholder and regulatory approvals are obtained.

At the Falconbridge special meeting, the holders of Falconbridge common shares will also be asked to consider and vote on a special resolution to approve the amalgamation of Falconbridge and Noranda Acquisition Inc., a wholly-owned subsidiary of Noranda. This alternative amalgamation will be completed only if the amalgamation of Noranda and Falconbridge is not approved by the requisite majority of shareholders of each of Noranda and Falconbridge at the special meetings or implemented in accordance with its terms. All of the common shares of the combined company would be owned by Noranda and each preferred share of Falconbridge would be converted into a preferred share of the combined entity having the same terms as the related preferred share of Falconbridge immediately prior to the amalgamation.

Upon completion of Noranda’s combination with Falconbridge, the combined company will have 367,074,714 common shares outstanding, of which Brascan Corporation and certain of its associated companies will own 74,423,504 common shares, or approximately 20%.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda’s common shares are listed on The New York Stock Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda’s website can be found at http://www.noranda.com.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world’s largest recyclers and processors of metal-bearing materials. Falconbridge’s common shares are listed on the Toronto Stock Exchange (FL). Falconbridge’s website can be found at hhtp://www.falconbridge.com.

Investor Information

This communication is being made in respect of the proposed amalgamation (the “Amalgamation”) involving Noranda and Falconbridge. In connection with the Amalgamation, a registration statement under the U.S. Securities Act of 1933 will be prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”), containing a joint management information circular. If required, other documents will be filed with the SEC regarding the Amalgamation.

INVESTORS ARE URGED TO READ CAREFULLY THE JOINT MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Noranda or Falconbridge, as applicable, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports on form 40-F filed with the Securities and Exchange Commission. Neither Noranda nor Falconbridge undertakes any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Noranda Inc.

Martin Pede

Director, Investor Relations

(416) 982-7337

martin.pede@toronto.norfalc.com

http://www.noranda.com

or

Falconbridge Limited

Tracey Wise

Manager, Investor Relations

(416) 982-7178

tracey.wise@toronto.norfalc.com

http://www.falconbridge.com